UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 2019

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On June 25, 2019, Akari Therapeutics, Plc (the “Company”) informed shareholders that it will be moving the location of its Annual General Meeting of Shareholders from the place stated on the notice of that meeting, Chandos House, 2 Queen Anne Street W1G 9LQ, on account of recent water damage there. The board of directors has proposed to commence the meeting there at the scheduled time of 2.00 p.m., local time, on June 27, 2019, for the sole purpose of immediately adjourning it to 1 Wimpole Street, London, W1G 0AE (CUHK meeting room), a short distance away, at 2.15 p.m. (or as soon thereafter as is practicable), local time, on the same day.

The business to be conducted at the meeting remains as set out in the notice of meeting and no other changes to the procedures for voting at and attending the meeting are proposed. There will be no effect on voting instructions already given by way of proxy card or through a depositary or other intermediary, which will remain valid.

The information contained in this report is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson Interim Chief Executive Officer and Chief Operating Officer

Date: June 25, 2019